MONEX SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Net capital:		
Total stockholder's equity	$	3,659,421
Reductions and charges:		
Nonallowable assets:		
Commissions receivable		453,820
Employee receivable		121,101
Property and equipment, net		93,894
Other assets		162,873
Total nonallowable assets and charges, net		831,688
Excess fidelity bond deductible		-
Net capital before haircuts on security positions		2,827,733
Haircuts on security positions		12,578
Net capital	$	2,815,155
Aggregate indebtedness		
Accounts payable and accrued expenses		216,505
Commissions payable		194,605
Accrued income taxes		30,112
Deferred tax		31,924
Total aggregate indebtedness	$	473,146
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Excess net capital	$	2,565,155
Ratio of aggregate indebtedness to net capital		0.17

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Monex Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2015.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Monex Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2015 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2015.